

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Mr. Joel S. Kress
Executive Vice President
ICON Oil & Gas GP, LLC
3 Park Avenue, 36th Floor
New York, New York 10016

   Re: ICON Oil & Gas Fund
     Amendment No. 2 to Registration Statement on Form S-1
     Filed January 26, 2012
     File No. 333-177051

Dear Mr. Kress:

  We have reviewed your amendments and your correspondence dated January 17, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We re-issue comment 1 in our letter dated December 14, 2011, in part, because we are unable to determine whether you addressed certain items referenced in our comment. With respect to comment 3 in our letter dated October 26, 2011, please tell us whether you intend to fill in the blanks found in the table on page 38, as we do not see brackets denoting this missing information.

Risk Factors, page 13

The Managing GP may not devote the necessary time…, page 27

2.   We note your response to comments 8 and 14 in our letter dated December 14, 2011. In this risk factor and in your Management section, please further clarify the amount of time the Managing GP will devote to the partnership's business. For instance, disclose the estimated proportion of the Managing GP's assets under management, or revenues, that the partnership will represent under your current business plan and the number of individuals who will be dedicated to working on the partnership's affairs.

Management, page 54

3.   We note your response to comment 13 in our letter dated December 14, 2011. In particular, we note your contention that the disclosure required by Item 401(e) regarding "the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director" would be irrelevant to limited partners who do not vote for the directors of the Managing GP. However, we disagree. Please provide this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief